STARWOOD CAPITAL, LLC

Statement of Financial Condition
December 31, 2016

PUBLIC


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-67788


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING ____1/01/2016____ AND ENDING ____12/31/2016____

                                                MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER: STARWOOD CAPITAL LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     591 WEST PUTNAM AVENUE   FIRM I.D. NO.

                                        (No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                   (Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     RSM US LLP

                                 (Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒   Certified Public Accountants
     ☐   Public Accountant
     ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Matthew Guttin__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STARWOOD CAPITAL LLC__ , as of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CATHERINE ARNETT
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 20_22_

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Notes to Statement of Financial Condition   3 - 4



Report of Independent Registered Public Accounting Firm

To the Managing Member
Starwood Capital, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Starwood Capital, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Stamford, Connecticut
February 27, 2017

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1

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets		
Cash	$	228,597
Prepaid expenses		17,483
Accounts receivable		43,750
Accounts receivable - related party		3,818
	$	293,648
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	48,621
Accounts payable - related party		1,076
Members' equity		243,951
	$	293,648

See Notes to Statement of Financial Condition.

STARWOOD CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Note 1. Nature of Business and Significant Accounting Policies

<u>Nature of business</u>: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. The Company is an LLC owned 79.2% by Barry Sternlicht, 0.8% by Sternlicht Holdings II, Inc., and 20% by Starwood Capital Group Holdings, L.P.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

<u>Basis of accounting</u>: The accompanying financial statements have been prepared on the accrual basis of accounting.

<u>Cash</u>: Cash is comprised of cash in a checking account. From time to time, the Company's account balance held at a financial institution exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

<u>Income taxes</u>: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the members of the Company. The financial statements therefore, do not include provision for income taxes.

<u>Accounting estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $178,900, which is $173,900 in excess of its required net capital of $5,000.

Note 3. Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C., an affiliated entity (See Note 5).

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement dated November 12, 2009. Under this Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the agreement.

STARWOOD CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016

Note 4.   Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2013. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

Note 5.   Commitment

The Company leases office space from a related company under a sublease expiring July 2019. The aggregate minimum future payments under this lease are payable as follows:

2017	$	15,370
2018		15,815
2019		9,380
Aggregate minimum future payments	$	40,565

Note 6.   Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were issued on February 27, 2017 and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.